[AIG Letterhead]
July 2, 2010
Mr. Jeffrey P. Riedler
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Re:	American International Group, Inc. Form 10-K for the Year Ended December 31, 2009 Definitive Proxy Statement on Schedule 14A, filed April 12, 2010 File No. 001-8787
Dear Mr. Riedler:
We are in receipt of your letter dated June 25, 2010 with respect to the disclosure of American International Group, Inc. (AIG) included in its definitive Proxy Statement, dated April 12, 2010, and incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009. We appreciate the willingness of Mr. Sebastian Gomez Abero to discuss the comments with us in your absence. We are now gathering information to prepare our written response and expect to be in a position to provide a response through an EDGAR filing no later than July 23, 2010.
Thank you for your consideration. If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-5123.

Very truly yours,
/s/ Kathleen E. Shannon
Kathleen E. Shannon
Senior Vice President, Secretary & Deputy General Counsel

cc:	David L. Herzog Sebastian Gomez Abero